UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chordiant Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number)

Symphony Technology Group, LLC

2475 Hanover Street

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170404305

1.	Names of Reporting Persons STG UGP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,280,175 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,280,175 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,280,175 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 170404305

1.	Names of Reporting Persons STG III GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,280,175 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,280,175 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,280,175 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305

1.	Names of Reporting Persons STG III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,013,395 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,013,395 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,013,395 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305

1.	Names of Reporting Persons STG III-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 266,780 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 266,780 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,780 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 170404305

1.	Names of Reporting Persons Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,280,175 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,280,175 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,280,175 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2) on May 27, 2008 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in Schedule 13D and the Exhibit and Schedule to the Schedule 13D and the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Amendment No. 1 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

“In a series of transactions completed on June 11, 2008, STG III and STG III-A acquired 2,280,175 shares of Common Stock for approximately $12,147,573 in investment capital.”

Item 5.	Interest in Securities of the Issuer

(a) Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“The Reporting Persons may be deemed to beneficially own an aggregate of 2,280,175 shares of Common Stock (the “Shares”).

The Company has reported on its Quarterly Report on Form 10-Q for the period ended March 31, 2008, that there were 30,043,988 shares of Common Stock issued and outstanding as of April 30, 2008.  The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 7.6% of the outstanding shares of Common Stock as of April 30, 2008.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b) Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“2,013,395 shares of Common Stock are owned directly by STG III and 266,780 shares of Common Stock are owned directly by STG III-A.  STG III GP is the sole general partner of STG III and STG III-A and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all of the Shares.  STG UGP is the sole general partner of STG III GP and controls the voting or disposition of all of the Shares.  Dr. Wadhwani is the Manager of STG UGP and either has sole authority and discretion to manage and conduct the affairs of STG UGP or has veto power over the management and conduct of STG UGP.  By reason of these relationships, each of the Reporting Persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

STG III GP, STG UGP and Dr. Wadhwani each disclaim beneficial ownership of the Shares held directly by STG III and STG III-A except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.”

(c) Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:

“The following charts reflect the transactions in the shares of Common Stock effected by STG III and STG III-A during the past sixty days, all of which were effected on the open market through various brokerage entities.

Transactions in Common Stock by STG III in the past sixty days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
April 12, 2008	Purchase of Common Stock	120,971	$5.160
April 13, 2008	Purchase of Common Stock	35,320	$4.950
April 19, 2008	Purchase of Common Stock	71,346	$4.793
April 20, 2008	Purchase of Common Stock	149,404	$4.840
April 21, 2008	Purchase of Common Stock	375,275	$4.500
May 8, 2008	Purchase of Common Stock	29,139	$4.722
May 9, 2008	Purchase of Common Stock	33,996	$4.788
May 13, 2008	Purchase of Common Stock	66,225	$4.992
May 14, 2008	Purchase of Common Stock	88,300	$4.893
May 15, 2008	Purchase of Common Stock	3,532	$4.842
May 16, 2008	Purchase of Common Stock	32,649	$4.937
May 19, 2008	Purchase of Common Stock	55,099	$5.193
May 20, 2008	Purchase of Common Stock	114,172	$5.229
May 22, 2008	Purchase of Common Stock	61,015	$5.486
May 23, 2008	Purchase of Common Stock	18,808	$5.497
May 27, 2008	Purchase of Common Stock	11,126	$5.500
June 5, 2008	Purchase of Common Stock	220,750	$6.000
June 11, 2008	Purchase of Common Stock	105,960	$5.719

Transactions in Common Stock by STG III-A in the past sixty days:

Date of Transaction	Nature of Transaction	Quantity	Price Per Share
April 12, 2008	Purchase of Common Stock	16,029	$5.160
April 13, 2008	Purchase of Common Stock	4,680	$4.950
April 19, 2008	Purchase of Common Stock	9,454	$4.793

April 20, 2008	Purchase of Common Stock	19,796	$4.840
April 21, 2008	Purchase of Common Stock	49,725	$4.500
May 8, 2008	Purchase of Common Stock	3,861	$4.722
May 9, 2008	Purchase of Common Stock	4,505	$4.788
May 13, 2008	Purchase of Common Stock	8,775	$4.992
May 14, 2008	Purchase of Common Stock	11,700	$4.893
May 15, 2008	Purchase of Common Stock	468	$4.842
May 16, 2008	Purchase of Common Stock	4,326	$4.937
May 19, 2008	Purchase of Common Stock	7,301	$5.193
May 20, 2008	Purchase of Common Stock	15,128	$5.229
May 22, 2008	Purchase of Common Stock	8,085	$5.486
May 23, 2008	Purchase of Common Stock	2,492	$5.497
May 27, 2008	Purchase of Common Stock	1,474	$5.500
June 5, 2008	Purchase of Common Stock	29,250	$6.000
June 11, 2008	Purchase of Common Stock	14,040	$5.719

Item 7.	Material to be Filed as Exhibits

99.2	Power of Attorney granted by STG UGP, LLC

99.3	Power of Attorney granted by STG III GP, L.P.

99.4	Power of Attorney granted by STG III, L.P.

99.5	Power of Attorney granted by STG III-A, L.P.

99.6	Power of Attorney granted by Dr. Romesh Wadhwani

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2008
STG UGP, LLC

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

STG III GP, L.P.
	By:	STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

STG III, L.P.
	By:	STG III GP, L.P., its general partner

	By:	STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

STG III-A, L.P.
	By:	STG III GP, L.P., its general partner

	By:	STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

ROMESH WADHWANI

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

* See attached Powers of Attorney

INDEX TO EXHIBITS

Exhibit Number	Document
99.2	Power of Attorney granted by STG UGP, LLC

99.3	Power of Attorney granted by STG III GP, L.P.

99.4	Power of Attorney granted by STG III, L.P.

99.5	Power of Attorney granted by STG III-A, L.P.

99.6	Power of Attorney granted by Dr. Romesh Wadhwani